Annual Report

Cover Page

Name of issuer:

Ramper Innovations Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: AK
Date of organization: 7/18/2020

Physical address of issuer:

225 Lakeview Dr
Sitka AK 99835

Website of issuer:

https://ramperinnovations.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$60,476.96	$25,918.00
Cash & Cash Equivalents:	$54,625.36	$14,200.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$32,863.09	$28,667.00
Long-term Debt:	$793,203.45	$240,918.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($201,278.66)	($140,601.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, BS, GU, PR, VI, TV

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Ramper Innovations Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director	Principal Occupation	Main Employer	Year Joined as Director
Tim Fulton	CEO	Ramper Innovations	2014
Leslie Fulton	Cancer Care Coordinator	SEARHC	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer	Positions Held	Year Joined
Tim Fulton	President	2014
Tim Fulton	Treasurer	2014
Leslie Fulton	Secretary	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power:

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Tim Fulton	1000001.0 Common Stock	100.0

INSTRUCTION TO QUESTION 6: The name information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

Beneficial ownership and voting power: provide all securities for which the person directly or indirectly has or shares the voting power which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share (in and interest in such voting or) — as, for example, a revocation they should be included as being "beneficially owned." You should indicate an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C to PDF format. The submission will include all Q&A items and "read more" tabs in an unmodified format. Any videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please...

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Hiring the right people with knowledge, experience, and commitment will be important. Balancing opportunity with sustainability is an important aspect of the company's overall success. Timing and managing growth with the potential of another worldwide event like what we just experienced with Covid 19.

Establishing a consistent supply chain that does not rely on one supplier. Manufacturing capacity with a quality improvement process to meet demand with a quality product. Quickly and efficiently being able to service and support the product in the field.

The cost of having to defend our patents if a foreign entity were to reverse engineer TISABAS.

Any defects in the products we manufacture, whether caused by a design, manufacturing, or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or canceled orders. If these defects occur, we will incur additional costs, and if in large quantity or too frequent, we may sustain a loss of business, loss of reputation, and may incur liability.

Our agreements with foreign companies may not result in the agreed-to purchases. Moreover, it will be expensive, if not impossible, to enforce those commitments.

There is currently isn't and may never be a market for investors to sell their shares directly.

When converted the shares purchased in this offering will constitute equity interests, which will be subordinate to all of our current and future indebtedness with respect to claims on our assets. In any liquidation, all of our debts and liabilities must be paid before any payment is made to the holders of our Shares.

Because of the global nature of our product negotiating the complexities of international shipping, tariffs, duties, taxes, and legal issues is a risk for every market we go into.

Our customer's budget for capital purchases has many stakeholders that could hold up a major purchase for any reason. This would affect our sales projections.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits, and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Leslie Fulton is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	2,000,000	1,000,001	Yes ∨

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	250,000

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Univest Capital
Issue date	05/01/17
Amount	$21,343.00
Outstanding principal plus interest	$898.55 as of 05/01/22
Interest rate	10.14% per annum
Maturity date	05/02/22
Current with payments	Yes

Equipment purchase / paid off May of 2022

Loan

Issue date	04/30/20
Amount	$3,608.00
Outstanding principal plus interest	$1,764.00 as of 01/30/22
Interest rate	10.14% per annum
Maturity date	05/01/22
Current with payments	Yes

Contract note payable interest at 10.14% per annum, maturing in May 2022, monthly payment of $453, collateralized by a Company asset.

Loan

Lender	Tim Fulton
Issue date	05/31/20
Amount	$68,490.00
Outstanding principal plus interest	$68,490.00 as of 02/12/22
Interest rate	0.43% per annum
Maturity date	12/31/23
Current with payments	Yes

To be paid back to the founder when the founder determines the company has achieved adequate cash flow.

Loan

Lender	Tim Fulton
Issue date	11/29/20
Amount	$31,196.00
Outstanding principal plus interest	$31,196.65 as of 02/12/22
Interest rate	0.39% per annum
Maturity date	12/31/23
Current with payments	Yes

To be paid back to the founder when the founder determines the company has achieved adequate cash flow.

Loan

Lender	Tim Fulton
Issue date	12/30/20
Amount	$147,715.00
Outstanding principal plus interest	$147,715.00 as of 02/12/22
Interest rate	0.15% per annum
Maturity date	12/31/23
Current with payments	Yes

To be paid back to the founder when the founder determines the company has achieved adequate cash flow.

Loan

Lender	Bank of America
Issue date	09/20/21
Amount	$13,649.00
Outstanding principal plus interest	$13,381.58 as of 02/12/22
Interest rate	0.0% per annum
Maturity date	12/21/22
Current with payments	Yes

We are taking advantage of a no-interest credit card loan.

Convertible Note

Issue date	10/30/19
Amount	$237,500.00
Interest rate	5.0% per annum
Discount rate	10.0%
Valuation cap	$2,500,000.00
Maturity date	10/31/20

Convertible Note

Issue date	09/15/21
Amount	$100,000.00
Interest rate	5.0% per annum
Discount rate	10.0%
Valuation cap	$3,500,000.00
Maturity date	09/16/23

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the last three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
10/2019	Other	Convertible Note	$237,500	General operations
9/2021	Regulation D, Rule 506(b)	Convertible Note	$100,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including, the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20
      percent or more of the issuer's outstanding voting equity securities, calculated on the basis
      of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the
      issuer;
    4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Tim Fulton
Amount Invested	$68,490.00
Transaction type	Loan
Issue date	05/31/20
Outstanding principal plus interest	$68,490.00 as of 02/12/22
Interest rate	0.45% per annum
Maturity date	12/31/23
Current with payments	Yes
Relationship	Self

Name	Tim Fulton
Amount Invested	$31,196.00
Transaction type	Loan
Issue date	11/29/20
Outstanding principal plus interest	$31,196.65 as of 02/12/22
Interest rate	0.39% per annum
Maturity date	12/31/23
Current with payments	Yes
Relationship	Self

Name	Tim Fulton
Amount Invested	$147,715.00
Transaction type	Loan
Issue date	12/30/20
Outstanding principal plus interest	$147,715.00 as of 02/12/22
Interest rate	0.15% per annum
Maturity date	12/31/23
Current with payments	Yes
Relationship	Self

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We keep ramp agents safe + save airlines money

I spent 38 years doing the physically demanding job. I saw far too many of my fellow agents getting injured because there was not an affordable solution to the manual method. I choose this idea because it works. I care because I deal with back pain every single day and I want to make sure that isn't the case for others who are doing the job.

Ramper Innovations help airlines reduce injuries to the employees and the cost of their ground handling operations.

An internationally recognized supplier of innovative products that keep workers safe, and makes their job easier, not just in the airline industry, but across multiple

industries.

Milestones

Ramper Innovations Inc. was incorporated in the State of Alaska in July 2020.

Since then, we have:

- 🏆 Winner of Alaska Angel Conference Investment 2019 and raised $330K to date
- 📝 2 patents issued, multiple international trademark protections pending
- 🤝 Beta agreements w/ AeroMexico, VivaAerobus, AeroCharters
- ✅ Distribution aereement for 40 units w/ HQ Mexico by end of 2022
- 🔥 First sale, January 2022
- 🌎 $4B total addressable market globally
- 👍 Founder has 38 years of experience in the industry

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in July 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2022, the Company had revenues of $0 compared to the year ended December 31, 2021, when the Company had revenues of $0. Our gross margin was % in fiscal year 2022, compared to % in 2021.

- *Assets.* As of December 31, 2022, the Company had total assets of $60,476.96, including $34,623.36 in cash. As of December 31, 2021, the Company had $25,918 in total assets, including $14,200 in cash.

- *Net Loss.* The Company has had net losses of $201,278.66 and net losses of $140,601 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities.* The Company's liabilities totaled $831,066.54 for the fiscal year ended December 31, 2022 and $269,585 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $292,295 in debt and $337,900 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Ramper Innovations Inc. cash in hand is $1,246, as of February 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $21,809/month, for an average burn rate of $21,800 per month. Our intent is to be profitable in 4 months.

We are incurring the cost of manufacturing multiple units, contractors to help us with the assembly, manufacturing of parts, purchasing of off-the-shelf items as well as our operational needs.

In the next three months, we anticipate incurring $36,000 in expenses, and we expect to generate in the same timeframe $180,260 in revenue.

Ramper is currently not profitable but sales are starting to come in from customers, sales agents, and distributors. We are anticipating being self-sustaining. Our next funding will help us obtain growth.

Our current capital is in our inventory and orders we are producing for. We are currently not in a fundraiser campaign.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 29: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 29 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Tim Fulton, certify that:

(1) the financial statements of Ramper Innovations Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Ramper Innovations Inc. included in this Form reflects accurately the information reported on the tax return for Ramper Innovations Inc. filed for the most recently completed fiscal year.

Tim Fulton
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION XX: If information is presented in a format, media or other means not able to be reflected in text or portable document format, the Issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://ramperinnovations.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

 Financials 1
 Financials 2
 Financials 3
 Financials 4
 Financials 5
 Financials 6
 Financials 7

Appendix D: Director & Officer Work History

 Leslie Fulton
 Tim Fulton

Appendix E: Supporting Documents

 ttw_communications_98883_052417.pdf
 Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

 SPV Subscription Agreement
 Ramper KISS note

Appendix C: Financial Statements

 Financials 1
 Financials 2
 Financials 3
 Financials 4
 Financials 5
 Financials 6
 Financials 7

Appendix D: Director & Officer Work History

 Leslie Fulton
 Tim Fulton

Appendix E: Supporting Documents

 ttw_communications_98883_052417.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Ramper Innovations Inc.

By

Tim Fulton
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Leslie Fulton
Secretary
4/17/2023

Tim Fulton

Tim Fulton
CEO
4/17/2023